Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas New York, NY 10104

June 29, 2017

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Kathy Churko, Staff Accountant
VIA Correspondence

Re:	SEC Questions on Neuberger Berman Equity Funds’ N-CSR

Dear Ms. Churko:

On behalf of Neuberger Berman Equity Funds (the “Funds”), this letter is in response to the comments you provided by telephone on June 9, 2017, to Neuberger Berman Investment Advisers LLC (“NBIA”) personnel, in connection with the Securities and Exchange Commission (“Commission”) staff’s review of the N-CSR filing for the Funds, which are managed by NBIA, for the period ending August 31, 2016.

Set forth below are the Staff’s comments with respect to the Funds’ annual report as of August 31, 2016, followed by the Funds’ response to each comment.

In providing our response, we acknowledge that:  1) each Fund is responsible for the adequacy and accuracy of the disclosure in its filings, 2) Commission staff comments, or changes to disclosure in response to Commission staff comments, in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and 3) no Fund may assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your questions/comments are reflected in bold, and our responses are beneath.

1.	Comment: Should there be a statement about the effect that derivatives had on performance of the Focus and Guardian Funds?

Response: The July 30, 2010, letter from Barry Miller, Associate Director, Office of Legal and Disclosure, Securities and Exchange Commission, to the Investment Company Institute states the following regarding the content of management’s discussion of fund performance (“MDFP”):

“Further, the MDFP should be consistent with operations reflected in the financial statements, and a fund whose performance was materially affected by derivatives should discuss that fact, whether or not derivatives are reflected in the portfolio schedule at the close of the fiscal year.”

Please note that a statement was included in the MDFP for each of Focus and Guardian Fund noting the impact that options had on the Fund’s performance since the impact was deemed material for the period ended August 31, 2016 and we believe the statements were sufficient.
2.
Comment:  Please consider whether the benchmark for Neuberger Berman Socially Responsive Fund (“SRI Fund”) meets the definition of an appropriate broad based benchmark under Item 27(b)(7)(ii)(A) of the instructions to Form N-1A.

Response:  We believe that the S&P 500 Index (“S&P 500”) meets this definition.  Management is aware of several other “environmental, social, and governance” (“ESG”) and “socially responsive investment” (“SRI”) funds that similarly use the S&P 500 as their “broad-based securities market index”.
Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative  to the market.”1 In rejecting the mandatory use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”2 The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”3  Since its inception in 1994, we have compared our SRI Fund versus the S&P 500, which we believe has been the most appropriate representation of the U.S. equity market. We respectfully note that the S&P 500 reflects the markets in which the SRI Fund principally invests.  Comparing the SRI Fund’s performance to the S&P 500 is consistent with the SEC’s stated purpose of including return information for a broad-based securities market index. We further note that ESG/SRI indices have varying criteria and lack longevity.
Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC stated:
In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value

1 Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).
2 Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993).
3 Id.

weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.4 (emphasis added)
Finally, with regard to the ability of a fund to select a broad-based index, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period” (emphasis added).5
We believe that using the S&P 500 complies with the requirements of Form N-1A and the SEC guidance cited above.

If you have further questions, you can reach me at rconti@nb.com, or John McGovern, Treasurer of Neuberger Berman Funds, at jmcgovern@nb.com, or Dina Lee, Associate General Counsel, at dina.lee@nb.com.

Kind regards,

/s/ Robert Conti

Robert Conti
President

4 Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972).
5 Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

3